82-34852

QRSciences
Holdings Limited

SUPPL

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**14/11/05**
Document Ref:	**255**
Release Time:	**Immediate**
Subject	**QRSciences to Commence Working Trial with Singaporean Immigration and Checkpoint Authority**

dlw 12/19

JOINT ASX AND MEDIA RELEASE

14 November 2005

QRSciences to commence working trial with Singaporean Immigration and Checkpoint Authority

QRSciences (ASX:QRS) (QRSHY:PK) is pleased to announce that it will today commence a working trial with the Singaporean Immigration and Checkpoint Authority taking place at a major checkpoint used by more than 100,000 people daily.

QRSciences has entered commercial discussions with Arrowcrest Technologies Pty Ltd and Singapore Technologies Electronics (ST Electronics) teaming with both parties to co-ordinate the trial.

The T3-03 Explosive Detection System, which is being tested, has the ability to identify explosives through a unique scanning technology called Quadrupole Resonance (QR), a non-invasive radio frequency spectroscopy that can identify the unique chemical signature of a range of difficult to detect explosives.

The trial will focus on targeted explosives but the device can also be tuned to detect a range of narcotics including heroin, cocaine, a range of amphetamines and other recreational drugs. The technology is complementary to existing X-ray scanners.

QRSciences Chief Executive Officer Kevin Russeth said that Singapore is a major international hub with a reputation for being at the forefront of technological advancement in Security. The trial will raise the awareness of QR's leading-edge technologies in one of the world's busiest regions, and one where security and interdiction are particularly important considerations.

"ST Electronics featured our T3-03 Explosive Detection System at their booth at Safety & Security Asia 2005 and Asia Homeland Security 2005 at the Singapore Expo last week and generated significant interest. Singapore is a strategic location and gateway to Southeast Asia with significant through traffic every day. Passengers at airports and other checkpoints could be scanned by an X-ray and QR system either in combination or through electronically integrated devices," Mr. Russeth said

About Singapore Technologies Electronics Limited (ST Electronics)

ST Electronics is an arm of Singapore Technologies Engineering Limited (ST Engineering) which is a global, integrated, engineering group providing advanced solutions and services in Aerospace, Electronics, Marine, and Land systems. ST Engineering has 12,000 personnel stationed in 22 cities around the world serving many of the world's leading commercial enterprises and defence forces, delivering essential, comprehensive support and services around the clock.

ST Engineering is listed on the Singapore Exchange Ltd (SGX) with revenues of approximately S$3 billion in 2004.

Vist: http://www.stee.st.com.sg/

About Arrowcrest Technologies

Founded in 1998, Arrowcrest Technologies is a leading system design and integration house for all Integrated Electronic Security Systems in the Asian region. Arrowcrest Technologies has affiliations with global security organizations throughout USA, UK, Europe, Australia and Asia. This global strength allows Arrowcrest to guarantee the latest products, technical expertise and better pricing in today's competitive market. Arrowcrest has extensive experience in integrated security systems providing consultancy, project management and technical services for technology-related industries.

Visit: http://www.arrowcrest-tech.com

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with a wholly owned subsidiary QRSciences Corporation based in San Diego, California. The company develops, designs and sells; systems, sub-systems, components and software for commercial and security related applications which include explosive and narcotic detection, non-destructive testing, quality control and assurance in chemical manufacturing, mineral and material assay, metal detection and imaging, and lab instrumentation.

Visit: http://www.qrsciences.com

MEDIA AND INVESTOR QUERIES:

Jennifer Zimmons	**Warrick Hazeldine**	**Kevin Russeth**
Strategic Growth	**Purple Communications**	**QRSciences**
New York, N.Y.	**Perth, Australia**	**San Diego, CA**
Tel: +1(212)838-1444	**Tel: + 61 (0) 8 9485 1254**	**Tel: +1(858)345-1095**
	Mob: +61 (0) 417 944 616	


Sciences

T303

XTEK LTD
ABN 90 103 629 107
Head Office 25 Yallourn Street (PO Box 333), Fyshwick ACT 2609 Australia
Telephone: +61 (0) 2 6280 6321, Facsimile: +61 (0) 2 6280 6518, Website: www.xtek.net
NSW Security Master Licence: 408232489 ACT Security Master Licence: 17501506

ASX Announcement - XTEK joins QRSciences to deliver new generation security products

XTEK Limited (ASX:XTE) today announced it had signed an exclusive agency agreement to distribute products developed by QRSciences (ASX:QRS), a world leader in explosive detection technology. Under the agreement, XTEK will be the sole distributor in Australia, New Zealand and Oceania of a new generation of Checkpoint Screening technology that dramatically improves detection of plastic and distributed explosives.

QRSciences is a Perth-based developer of advanced technologies, one of which, founded on Quadrupole Resonance (QR), uses radio frequency spectroscopy to detect and positively identify a wide range of materials. Proprietary hardware and software developed in Australia by QRSciences has been deployed in a new range of Checkpoint Screening equipment launched by leading US manufacturer Rapiscan Security Systems.

XTEK Limited CEO, Nigel French, said the agency agreement with QRSciences combines XTEK's distribution strengths with some leading edge technology that will deliver globally significant products in the Homeland Security sector.

"With the support of local investors and the Australian Federal Government, QRSciences has developed its technologies to a point where they are now recognized by security professionals around the world. "The first product using QRSciences technology is a new Checkpoint Screening system that can be combined with existing X-ray systems to detect explosives in a single platform.

"With this equipment we can enhance aviation security by upgrading currently deployed systems, without impeding passenger or baggage flow, or adding huge infrastructure costs. "We anticipate strong demand from aviation and security authorities within the region", Mr. French said.

XTEK Limited will join with QRSciences in a major display of its products at Parliament House in Canberra later this month.

END

For further information, please contact:

Mr. Nigel French
CEO
XTEK Limited
02 6280 6321

Mr. Jonathan Raymond
Medialink Productions
03 9663 3222
0418 534 811

Sydney Office 5/7 Cunningham Street, Moorebank NSW 1875 Tel: +61 (0) 2 9821 4296 Fax: +61 (0) 2 9821 3953
Melbourne Office Suite 1401, 1 Queens Road Melbourne VIC 3004 Tel: +61 (0) 3 9863 7170 Fax: +61 (0) 3 9863 7165
Adelaide Office Unit 6, 183 Philip Highway, Elizabeth South SA 5112 Tel: +61 (0) 401 468 088
Perth Office Level 10, 216 St Georges Terrace, Perth WA 6000 Tel: +61 (0) 8 9481 0722 Fax: +61 (0) 8 9485 2512

About QRSciences (ASX:QRS)

QRSciences Holdings is based in Perth, Western Australia with a wholly owned subsidiary QRSciences Corporation based in San Diego, California. QR Sciences is a developer of advanced technology and leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials.

The company designs, develops and sells systems, sub-systems, components and software for security related applications. Applications for the technologies include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences, please visit www.qrsciences.com

About XTEK Limited (ASX:XTE)

XTEK Limited is a leading Homeland Security company with operations across Australia and a rapidly expanding international business. XTEK was formed in the late 1970's to provide specialised counter-terrorism equipment to Australian Federal and State government agencies.

Today, XTEK is a leading supplier of security products and services to the major defence and law enforcement agencies throughout Australia and abroad. XTEK offers an extensive range of bomb search and render safe equipment, including bomb disposal robots, exploders, detectors and disruptors, portable x-ray kits, electronic stethoscopes and bomb suppression blankets. XTEK provides X-ray and mail screening packages to clients including Ministerial offices, Federal and State Departments and courts throughout Australia, and a wide range of forensic products to law enforcement agencies.

The company is unique in Australia because of its specialist product range and its ability to provide training, service and support from internationally acclaimed experts in the field. The company has acquired a suite of intellectual property relevant to Homeland Security which it has begun to convert into products for the global market.

For more information about XTEK Limited, please visit www.xtek.net

Lawrence A Gardiner
Company Secretary
21st November 2005

Sydney Office 5/7 Cunningham Street, Moorebank NSW 1875 Tel: +61 (0) 2 9821 4296 Fax: +61 (0) 2 9821 3953
Melbourne Office Suite 1401, 1 Queens Road Melbourne VIC 3004 Tel: +61 (0) 3 9863 7170 Fax: +61 (0) 3 9863 7165
Adelaide Office Unit 6, 183 Philip Highway, Elizabeth South SA 5112 Tel: +61 (0) 401 468 088
Perth Office Level 10, 216 St Georges Terrace, Perth WA 6000 Tel: +61 (0) 8 9481 0722 Fax: +61 (0) 8 9485 2512

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**22/11/05**
Document Ref:	**256**
Release Time:	**Immediate**
Subject	**QRSciences Appoints XTEK to Deliver Next Generation Security Products to Australian, New Zealand and Oceania Markets**

JOINT ASX AND MEDIA ANNOUNCEMENT

22 November 2005

QRSciences Appoints XTEK to Deliver Next Generation Security Products to Australian, New Zealand and Oceania Markets

QRSciences (ASX:QRS) (QRSHY:PK) today announced it has signed an exclusive agency agreement with XTEK Limited (ASX:XTE) to distribute explosive detection products developed by QRSciences.

Under the agreement, XTEK will be the sole distributor in Australia, New Zealand and Oceania of QRSciences' next generation of Checkpoint Screening technology that dramatically improves detection of plastic and distributed explosives.

XTEK will market QRSciences' screening systems, incorporating Quadrupole Resonance (QR) technology, using radio frequency spectroscopy to detect and positively identify a wide range of materials.

XTEK is a leading Homeland Security company with operations across Australia and a rapidly expanding international business. Formed in the late 1970's, the Company provides specialised counter-terrorism equipment to Australian Federal and State government agencies.

XTEK provides X-ray and mail screening packages to clients including Ministerial offices, Federal and State Departments and courts throughout Australia, and a wide range of forensic products to law enforcement agencies.

QRSciences Chief Executive Officer Kevin Russeth said XTEK would provide access to significant homeland security networks established from more than 30 years of relevant experience.

"We look forward to building a strong partnership with XTEK as QRSciences grows its suite of advanced screening products," Mr Russeth said.

Proprietary hardware and software developed in Australia by QRSciences has been deployed in a new range of Checkpoint Screening equipment launched by leading US manufacturer Rapiscan Security Systems.

XTEK Limited CEO, Nigel French, said the agency agreement with QRSciences combines XTEK's distribution strengths with some leading edge technology that will deliver globally significant products in the Homeland Security sector.

"With the support of local investors and the Australian Federal Government, QRSciences has developed its technologies to a point where they are now recognised by security professionals around the world.

"The first product using QRSciences technology is a new Checkpoint Screening system that can be combined with existing X-ray systems to detect explosives in a single platform.

"With this equipment we can enhance aviation security by upgrading currently deployed systems, without impeding passenger or baggage flow, or adding huge infrastructure costs.

"We anticipate strong demand from aviation and security authorities within the region," Mr French said.

XTEK Limited will join QRSciences in a major display of its products at Parliament House in Canberra later this month. ENDS

MEDIA AND INVESTOR QUERIES:

Jennifer Zimmons
Strategic Growth
New York, N.Y.
Tel: +1(212)838-1444

Warrick Hazeldine
Purple Communications
Perth, Australia
Tel: + 61 (0) 8 9485 1254
Mob: +61 (0) 417 944 616

Kevin Russeth
QRSciences
San Diego, CA
Tel: +1(858)345-1095
Aust Tel: +61 8 9351 1200

About XTEK Limited (ASX:XTE)

Today, XTEK is a leading supplier of security products and services to major defence and law enforcement agencies throughout Australia and abroad.

XTEK offers an extensive range of bomb search and render safe equipment, including bomb disposal robots, exploders, detectors and disruptors, portable x-ray kits, electronic stethoscopes and bomb suppression blankets.

XTEK provides X-ray and mail screening packages to clients including Ministerial offices, Federal and State Departments and courts throughout Australia, and a wide range of forensic products to law enforcement agencies.

The company is unique in Australia because of its specialist product range and its ability to provide training, service and support from internationally acclaimed experts in the field.

The company has acquired a suite of intellectual property relevant to Homeland Security which it has begun to convert into products for the global market.

For more information about XTEK Limited, please visit www.xtek.net

About QRSciences (ASX:QRS)

QRSciences Holdings is based in Perth, Western Australia with a wholly owned subsidiary QRSciences Corporation based in San Diego, California.

QRSciences is a developer of advanced technology and leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials.

The company designs, develops and sells systems, sub-systems, components and software for security related applications.

Applications for the technologies include explosive and narcotic detection, pharmaceutical quality control and assurance, mineral and material assay, lab instrumentation and environmental science.

For more information about QRSciences, please visit www.qrsciences.com

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**22/11/05**
Document Ref:	**257**
Release Time:	**Immediate**
Subject	**QRSciences AGM Voting Results**

QRSciences Holdings Limited

Australian Stock Exchange
Company Announcement Office

22 November 2005

QRSciences Holdings Limited (ASX: QRS)

The Board of Directors of QRSciences Holdings Limited ("Company") is pleased to announce that all resolutions put to the Company's members at the Annual General Meeting held on 22 November 2005 were carried.

In accordance with Section251AA of the Corporations Act 2001, the Company advises that it received proxy votes that were voted on as follows:

		Decided by a Show of Hands (S) or Poll (P)	For	Against	Abstain	Proxy
Resolution 2.	Adoption of Remuneration Report	S	3,278,344	111,085	20,000	30,927,410
Resolution 3.	Election of Directors					
	(a) G Pennefather	S	3,446,929	42,500	-	30,947,410
	(b) Dr T Rayner	S	3,446,929	42,500	-	30,947,410
	(c) N Shanks	S	3,446,929	42,500	-	30,947,410
	(d) J Paresi	S	3,446,929	42,500	-	30,947,410
Special Business						
Resolution 4	Ratification of Previous Share Issues	S	3,274,080	232,349	3,000	30,927,410
Resolution 5.	Issue of Shares – General	S	3,232,860	244,569	20,000	30,927,410
Resolution 6.	Issue of Shares – Dr T Rayner	S	2,635,020	738,769	135,640	30,927,410
Resolution 7.	Employee Share Option Plan	S	2,999,220	374,569	135,640	30,927,410
Resolution 8.	Issue of Options – J Paresi	S	2,635,020	738,769	135,640	30,927,410

Should you have any queries, please contact Mr. Darren Bromley, Company Secretary, (08) 9358 5011.

Darren Bromley
CFO / Company Secretary

AGM PRESENTATION

NOVEMBER 22, 2005

QRSciences

Disclaimer

This presentation is provided to you for information purposes only and should not be construed as and shall not form part of an offer or solicitation to buy or sell any securities or derivatives. It should not be considered as an offer or invitation to subscribe for or purchase any securities in QRSciences Holdings Ltd ("QRS" or "the Company") or as an inducement to make an offer or invitation with respect to those securities. No agreement to subscribe for securities in QRS will be entered into on the basis of this presentation.

To the maximum extent permitted by applicable laws, QRS makes no representation and can give no assurance, guarantee or warranty, express or implied, as to, and take no responsibility for the authenticity, validity, accuracy, suitability or completeness of, or any errors in or omission, from any information, statement or opinion contained in this presentation.

Certain statements may be made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the Company's technology, the ability of the Company to protect its proprietary technology, the market for the Company's products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with ASIC.

The contents of this presentation are confidential. The presentation is being provided to you on the condition that you do not reproduce or communicate it to, or disclose it to, or discuss it with, any other person without the prior written permission of QRS.

QRSciences

Overview

QR Technology

- **Advanced Technology using radiowaves for material inspection & analysis**
  - Emerging Technology
  - QRS is the first in the world to commercialize with X-ray
  - 50,000 compounds identified with quadrupolar structures
  - Potential commercial applications in several very large markets

QRSciences

- **The Company**
  - Built world-leading International technical team
  - Breadth and Depth of Senior Management
  - Dominant Intellectual Property (IP) position
  - Strong partnerships and strategic relationships
  - Developing additional technology and products

Commercial Applications

- **Aviation & Commercial Security : Immediate Opportunity**
  - Pressing need for a next generation technical solution
  - Driven aggressively by governments and regulators
  - QRS cover a range of explosives that current equipment does not detect.

QRSciences

QR as an Explosive Detection Technology

- **Safe and proven technology**
  - Similar to MRI, as widely used in medical industry
- **Reliable and easy to use**
  - Detects detonating components of high-explosives
  - Chemically specific – identifies the explosives compounds present
  - Independent of explosive configuration (sheet or bulk)
  - Automated scan process - no reliance on operator vigilance or skill
- **Operational performance**
  - Meets TSA's detection requirements for specific categories
  - High baggage throughput and low false positive rate alarms
  - Small system footprint
  - Compatible with existing screening procedures and operator training
  - Highly complementary to a myriad of detection technologies including X-ray

QRSciences

QRSciences: Company Profile



- **Headquartered in Perth, W.A.**
  - Public company
  - Listed on Australian Exchange
  - Develop Advanced Technologies
- **Founded 1996**
- **40 employees**
- **Satellite office in San Diego**
- **Business Model:**
  - OEM Sales
  - Direct Manufacture
  - Consultancy
  - Contract R&D
  - Acquisition

QRSciences

Commercial Applications for QR

A Range of potential commercial applications.


50,000 Quadrupolar Compounds
Detection of a range of explosives
Detection of other substances
Aviation Security
Other Security Markets
Baggage Screening
Other Screening Devices
• Embassies
• Military
• Government / Commercial buildings
• Mail / Cargo
• Handheld wand
• Car-bomb screening
• Shoe screening
• Additional Explosives
• Narcotics
• Crystalline Biochemicals
• Pharmaceutical Quality Control & Assurance
• Landmine clearance
• Non-destructive testing
• Material and Mineral Assay
Primary Focus / First revenues
Secondary focus / R&D

QRSciences

Aviation Security Market Entry Strategy

Players:

Main Component & Technology Developers	Main Equipment Suppliers	Airport Facility Managers/ Integrators	Main Customers
▸ QRSciences ▸ GE Interlogix ▸ OSI Systems ▸ Analogic ▸ Quantum Magnetics ▸ Gilardoni	▸ L3 ▸ Lockheed Martin ▸ Rapiscan ▸ GE Security ▸ Smiths Heimann ▸ FiScan ▸ Gilardoni ▸ Control Screening ▸ Reveal ▸ Astrophysics	▸ Boeing ▸ Siemens ▸ Lockheed Martin ▸ Raytheon ▸ BAe	▸ Major Commercial Airports -660 ECAC Airports -429 US Airports ▸ Plus regional airports

QRS market entry strategy:

- The aviation security supply chain is mature with large entrenched participants
- QRS is licensing its technology and selling sub-sytstems to equipment suppliers and does not compete with them
- Multiple licenses with multiple manufactureres opens long term royalty streams and sales

QRSciences

Current Products: Standalone

- **Standalone Systems**
  - **T3-02**
    - Carry-on baggage screener
    - Current product release
    - Operates 200-500bph
    - Fully automated
    - High sensitivity
    - Low false positives
  - **T3-03**
    - Updated T3-02
    - Incorporates two new shield detection technologies
    - Improved QR detection performance




Sciences

QRSciences

Current Products: Integrated

- **Integrated Systems**
  - **QXR1000**
  - Developed in conjunction with OSI/Rapiscan Systems
  - Carry-on baggage screener
  - Current product release
  - Fully automated
    - Single view automated X-ray for bulk
    - QR system for sheet
  - Undergoing testing with the US TSWG and TSA Transportation Security Laboratory





QRSciences

QRS Strategic Partners

Working with Global Leaders

- **Collaborations with leading Universities and Research Groups**
  - Kings College, London
  - Curtin University of Technology, Western Australia
  - Australian Research Council
- **BTG International** (BGC:LSE)
  - License agreement provides QRS access to 14 QR patent families
  - BTG have approximately 5% stake in QRS
- **Cooperative R&D Agreement with U.S. Government**
  - Department of Homeland Security (DHS)
  - Transportation Security Administration (TSA)
- **XTEK Limited -** regional distributorship established with the Canberra based systems integrator and marketer of Homeland Security products.

QRSciences

QRS Strategic Customers

Working with Global Leaders

- **Rapiscan Security Products**, Leading manufacturer and supplier of security related screening equipment. Have a deployed base of over 15,000 systems and dominant in the U.S. and Australia
- **L-3 Communications**, Defense electronics specialist and number two in the world in the security screening industry with some 18,000 systems in deployed
- **Lockheed Martin**, Systems Integrator and US defence contractor
- **Gilardoni –** based in Milan, Italy with over 10,000 X-ray systems deployed globally
- **CIAE** – based in Beijing, China and the premier advanced technology development organisation in Peoples Republic of China

QRSciences

Personnel Scanning: The Future

QR Shoe Scanner





QR Corridor


Sciences



Fare Collection System EDS





QRSciences

Additional Capabilities: The Future

Quadrupole Resonance

- **Additional crystalline materials with QR signatures**
  - A range of narcotics e.g. Heroin, Cocaine, Codeine, MDMA
  - Other non-plastic explosives e.g. TNT, AN, KN
  - A range of other molecular structures of interest in chemical and pharmaceutical manufacturing. Preliminary research conducted by Kings College in conjunction with Merck Sharpe Dohme & AstraZenaca



QRSciences

Narcotic Detection: The Future

- **Automated detection**
  - Red light Green light operation
  - No operator interpretation



- **Non–imaging**
  - No privacy concerns
- **Signal response "integrated" for target volume**
  - Insensitive to narcotic configuration
    - Bulk, sheet, distributed (smaller packages)
- **Throughput**
  - 100-300 items per hour depending upon configuration
- **False Alarm Rate**
  - Low false alarm rate

QRSciences

Intellectual Property

QRS's patent portfolio is the strongest in the world in its field.

QRS IP

- **QRS has 17 proprietary patents pending**
- **License 14 QR patent families developed at Kings College London from BTG**
- **Proprietary pulse sequence and signal processing software**
- **Proprietary Design, Trade Secrets and Know-how**
- ***This combination creates the world's foremost IP portfolio in the field of Quadrupole Resonance***

Barriers To Entry For Competition

- **Patent Protection**
- **Complex Physics, Engineering and Signal Processing**
- **Limited Competition**

QRSciences

QRS' Board of Directors & Senior Management

Norman Shanks *Non-Executive Director*	▸ World renowned as an aviation security expert; 35 years in civil aviation and airport security management including head of security at Heathrow and BAA plc; Prominent member of several aviation security committees
Dr. Timothy Rayner *Chief Technology Officer*	▸ Worked in senior research and development roles at General Electric, InVision Technologies and Quantum Magnetics. Over 15 years experience in the commercialisation of technology
Simon Bedford *VP Business Development*	▸ 8 years in senior role at Quantum Magnetics; Extensive experience in X-ray, QR and magnetic sensing; ex- UK Defense Evaluation Research Agency
Gary Pennefather *VP Commercial Systems*	▸ Founder of Atmosphere Networks, founded in Perth and later based in San Jose, California sold via trade sale for US $150 million; skills include Development, Program and Project Management; Degreed in Electrical Engineer, X-Telstra, QPSX and CRC for Broadband and Telecommunciations Networking

QRSciences

QRS' Board of Directors & Senior Management

Joseph Paresi *Non-Executive Director*	Former President and founder of L-3 Security & Detection Systems a leading global supplier of security screening systems and metal detectors. Grew L-3's business from two employees to $ 400 million dollars in revenue with 18,000 systems deployed worldwide.
Kevin Russeth *Chief Executive Officer* *Executive Director*	Systems Engineer & Software Development with Electronic Data Systems (EDS), Dallas, Texas. 11 years with global investment banks including Lehman Brothers, Merrill Lynch and Smith Barney
Darren Bromley *CFO & Company Secretary*	Company accountant for three years a business degree and a soon to be completed masters degree in e-Business. Mr. Bromley has a well rounded and varied background in finance accounting and general business administration.
Tony Nulsen *VP Advanced Technology*	Advanced degrees in engineering and MBA from University of Western Australia. Started career with Marconi and has worked on several start-ups including Sanford Securities and FTR Holdings.

QRSciences

Milestones for 2006-07

- Improved shareholder communication with new website
- Trading on the Singapore Stock Exchange via SGX-link
- Moving to Non-Executive Board of Director’s
- Increased visibility with the Australian Government
- Grow Sales through partners and distributors
- Conclude first phase of Spectrum Acquisition
- Double contract research revenue from the U.S. Government
- Targeting breakeven in 2006-07
- Improved Earnings visibiilty in early 2006-07

QRSciences

QRSciences Contacts

Mr. Darren Bromley

CFO & Company Secretary

Perth, Western Australia

+61 8 9351 1200

E-mail: dbromley@qrsciences.com

Mr. Kevin Russeth

Chief Executive Officer

San Diego, California, USA

+1 (858) 345 1095

E-mail: krusseth@qrsciences.com

QRSciences

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**25/11/05**
Document Ref:	**259**
Release Time:	**Immediate**
Subject	**QRSciences Developing Non-Destructive Test Techniques for Organic Chemical Analysis**

QRSciences
Holdings Limited

QRSciences Developing Non-Destructive Test Techniques for Organic Chemical Analysis

PERTH, WESTERN AUSTRALIA — November 25, 2005 — QRSciences (QRS:ASX) (QRSHY: PK), a leader in the development of Quadrupole Resonance (QR), an emerging explosive detection technology today announced its entry into the pharmaceutical analysis quality control and assurance market.

Applying QR technology, a radio frequency spectroscopic method, provides the pharmaceutical industry with the ability to analyze the complex chemical structure of products through a non-destructive test technique. Applying QR enables both the pharmaceutical developers and manufacturers to rapidly and frequently test the quality and composition of their new products at multiple points before, during and after the manufacturing process.

"Applying QR technology to pharmaceutical analysis is a natural fit with our existing research," said Dr. Timothy Rayner, Chief Technology Officer, QRSciences. "We believe our expertise in developing highly sensitive detection systems for low operating frequencies is well-suited to address the needs of the pharmaceutical discovery and manufacturing companies." Emphasizing the point, Dr. Rayner went on to mention that discussions with two large pharmaceutical companies were well progressed.

"The potential benefit to a non-destructive test technology for the pharmaceutical industry is significant," said Dr. John A. S. Smith, Professor of Chemistry at King's College, London. Dr. Smith's research group at the College in conjunction with Merck Sharp Dohme and AstraZeneca wrote a paper in the July edition of Analytical Chemistry outlining several potential applications for the technology, among them quantification of pharmaceutical content and the identification of polymorphs.

Most pharmaceuticals are marketed in solid dosage forms. Today's test techniques require a destructive test to assess the quantity of active agent, chemical purity, as well as the level of impurities contained in the sample. The technology being developed by QRSciences and its collaborative partners offers the possibility of eliminating the controlled sample destruction step to accurately analyze the chemicals.

An additional advantage of QR is that it moves the analysis closer to the process it is being used to control. The majority of today's control strategies rely on end-point testing. Unfortunately, this technique limits the opportunity for process change. "QR is a non-invasive test technology and has the ability to analyze the products without removing them from their packaging," added Dr. Rayner. "We believe this can significantly tighten the manufacturing process by eliminating the need to return samples back to the lab for testing. Rather, we offer an in-line test technique to assess the quality and formulation of the pharmaceuticals being manufactured"

A copy of the article in Analytical Chemistry can be viewed on the QRSciences website or requested by emailing info@qrsciences.com

About QRSciences:

The Company is a developer of advanced technologies and a world leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials.

The company conducts research, designs, develops and sells; systems, sub-systems, components, and software for commercial and security related applications which include explosive and narcotic detection, metal detection and imaging, non-destructive testing, quality control and assurance in chemical and pharmaceutical manufacturing, mineral and material assay and lab instrumentation.

QRSciences Holdings Limited is headquarted in Perth, Western Australia with a wholly owned subsidiary, QRSciences Co., based in San Diego, California.

For more information about QRSciences, please visit:

http://www.qrsciences.com

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**28/11/05**
Document Ref:	**260**
Release Time:	**Immediate**
Subject	**Shares to Trade through SGX-ASX Link**

QRSciences
Holdings Limited

JOINT ASX AND MEDIA ANNOUNCEMENT

November 28 2005

SHARES TO TRADE THROUGH SGX-ASX LINK

QRSciences (QRS:ASX) (QRSHY: PK), a developer of advanced technology and leader in Quadrupole Resonance (QR) technology, would like to advise that the Company's shares will shortly commence trading through the SGX-ASX linkage on the Singapore Stock Exchange (SGX).

"Trading on the SGX will provide South East Asian investors with an opportunity to participate in the growth of QRSciences as the Company builds market awareness and presence in that region," Mr. Russeth said.

On November 14 2005, QRSciences' commenced a working trial of its T3-03 Explosives Detection System with the Singaporean Immigration and Checkpoint Authority at a major checkpoint used by more than 100,000 people daily.

The T3-03 Explosive Detection System has the ability to identify explosives through QR, a unique scanning technology, using non-invasive radio frequency spectroscopy techniques to identify the unique chemical signature of a range of difficult to detect explosives.

The trial is focused on targeted explosives but the technology has also shown promise detecting a range of narcotics including heroin, cocaine, a range of amphetamines and other recreational drugs. The technology is complementary to existing X-ray scanners.

The Company also entered commercial discussions with Arrowcrest Technologies Pty Ltd and Singapore Technologies Electronics (ST Electronics) teaming with both parties to co-ordinate the trial.

ST Electronics is an arm of Singapore Technologies Engineering Limited (ST Engineering) which is a global, integrated, engineering group providing advanced solutions and services in Aerospace, Electronics, Marine, and Land systems. ST Engineering has 12,000 personnel globally and is listed on the Singapore Exchange Ltd (SGX) with revenues of approximately S$3 billion in 2004.

For more information on the SGX-ASX linkage program visit www.sgx.com

About QRSciences:

The Company is a developer of advanced technologies and a world leader in the field of Quadrupole Resonance (QR), a next generation technology that uses radio frequency spectroscopy techniques to detect and positively identify a wide range of materials.

The company conducts research, designs, develops and sells; systems, sub-systems, components, and software for commercial and security related applications which include explosive and narcotic detection, metal detection and imaging, non-destructive testing, quality control and assurance in chemical and pharmaceutical manufacturing, mineral and material assay and lab instrumentation.

QRSciences Holdings Limited is headquartered in Perth, Western Australia with a wholly owned subsidiary, QRSciences Co., based in San Diego, California.

For more information about QRSciences, please visit:

http://www.qrsciences.com

MEDIA AND INVESTOR QUERIES:

Jennifer Zimmons
Strategic Growth
New York, N.Y.
Tel: +1(212)838-1444

Warrick Hazeldine
Purple Communications
Perth, Australia
Tel: + 61 (0) 8 9485 1254
Mob: +61 (0) 417 944 616

Kevin Russeth
QRSciences
San Diego, CA
Tel: +1(858)345-1095
Aust Tel: +61 8 9351 1200